UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

International Assets Holding Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

459028106

(CUSIP Number)

Paul G. Anderson

1251 NW Briarcliff Parkway, Suite 800

Kansas City, Missouri 64116

(816) 410-7120

With a copy to:

Craig L. Evans

Stinson Morrison Hecker LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106-21150

(816) 842-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 459028106

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). FCStone Group, Inc., I.R.S. Identification No. 42-1091210
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 2,777,584(1)
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,584(1)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%(2)
14.	Type of Reporting Person CO

(1)	Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by Sean M. O’Connor, Scott J. Branch, John Radziwill, each of whom entered into a Support Agreement, dated as of July 1, 2009, with FCStone Group, Inc., a Delaware corporation (“FCStone”), obligating the stockholder to vote his shares in favor of matters related to the merger of a subsidiary of International Assets Holding Corporation into FCStone.

For more information regarding the securities holdings of the parties to the Support Agreement, please see Schedule B attached hereto. FCStone expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the Support Agreement.

(2)	Based on 9,106,009 shares of the issuer’s common stock outstanding as of July 1, 2009, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

EXPLANATORY NOTE

This Amendment No. 1 on Schedule 13D/A (this “Amendment”) relates to common stock, $0.01 par value, International Assets Holding Corporation, a Delaware corporation (“International Assets”), which has its principal executive offices at 220 East Central Parkway, Suite 2060, Altamonte Springs, Florida, and updates the Schedule 13D filed by FCStone Group (“FCStone”), a Delaware corporation, on July 10, 2009 (the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by FCStone as set forth below in this Amendment. Unless set forth below, all previous items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D. This Amendment is being filed to amend the entities listed on Schedule B and to amend the number of shares of common stock that are subject to the Support Agreement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

FCStone entered into an Agreement and Plan of Merger, dated as of July 1, 2009, which is incorporated by reference herein as Exhibit 1 (the “Merger Agreement”), with International Assets and International Assets Acquisition Corp., a direct, wholly owned subsidiary of International Assets (“Merger Sub”) that provides for the merger of Merger Sub with and into FCStone (the “Merger”) with FCStone continuing as the surviving corporation after the Merger. As an inducement for FCStone to enter into the Merger Agreement and in consideration thereof, certain stockholders of International Assets and their affiliates identified on Schedule B (collectively, the “Stockholders”) entered into a Support Agreement with FCStone, dated as of July 1, 2009, as more fully described in Item 4, whereby each Stockholder agreed that at any meeting (or any adjournment or postponement thereof) of the holders of International Assets common stock, such Stockholder will vote all of its shares of International Assets common stock currently owned by such Stockholder or acquired by such Stockholder after such date in favor of the matters contemplated in the Merger Agreement. FCStone did not pay additional consideration to the Stockholders in exchange for the Support Agreement.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and the Support Agreement incorporated by reference as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a) As a result of the Support Agreement, FCStone may be deemed to be the beneficial owner of 2,777,584 shares of the issuer’s common stock. This number of shares represents approximately 30.5% of the issuer’s outstanding common stock, based on 9,106,009 shares of the issuer’s common stock outstanding as of July 1, 2009, as represented by the issuer in the Merger Agreement. FCStone disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by FCStone as to the beneficial ownership of such shares.

(b) FCStone may be deemed to have shared voting power over the 2,777,584 shares of the issuer’s common stock beneficially owned by the Stockholders due to FCStone’s right under the Support Agreement to direct the voting of such shares with respect to the matters specified in the Support Agreement. However, FCStone does not control the voting of such shares with respect to other matters, and does not possess any other rights as an International Assets stockholder with respect to such shares. FCStone does not have any dispositive power over the shares of the issuer’s common stock held by the Stockholders. To FCStone’s knowledge, no shares of International Assets common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

Information required by Items 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To FCStone’s knowledge, none of the persons identified on Schedule B with whom FCStone has shared voting power (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.

(c) Except for the Merger Agreement and the Support Agreement, and the transactions contemplated by those agreements, to FCStone’s knowledge, no transactions in International Assets common stock have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d) To FCStone’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2009

FCStone Group, Inc.

By:	/s/ William J. Dunaway
Name:	William J. Dunaway
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of FCStone Group, Inc.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of FCStone Group, Inc. The business address of each person listed below is c/o FCStone Group, Inc., 1251 NW Briarcliff Parkway, Suite 800, Kansas City, Missouri 64116.

Board of Directors

Name	Principal Occupation or Employment
Paul G. Anderson	President and Chief Executive Officer
Dave Andresen	Manager, 4 Seasons Cooperative
Brent Bunte	Manager, NEW Cooperative
Doug Derscheid	Manager, Central Valley Ag Cooperative
Jack Friedman	Manager, Innovative Ag Services.
Kenneth Hahn	Manager, Planters Cooperative
Bruce Krehbiel	Manager, Kanza Cooperative Association
Tom Leiting	Manager, River Valley Cooperative
Eric Parthemore	Manager, Farmers Commission Company
Dave Reinders	Manager, Sunray Co-op
Rolland Svoboda	Manager, Pro Cooperative
Daryl Henze	Retired

Executive Officers

Name	Title
Paul G. Anderson	President and Chief Executive Officer
William J. Dunaway	Executive Vice President and Chief Financial Officer
Eric Bowles	Senior Vice President—FCStone Trading LLC
Jeff Soman	Executive Vice President—FCStone LLC

SCHEDULE B

Parties to Support Agreement FCStone Group, Inc.

The following table sets forth the name, address, and state or other place of organization of each stockholder of International Assets Holding Corporation that has entered into a Support Agreement with FCStone Group, Inc. in connection with the Merger Agreement, and the aggregate number of shares of International Assets common stock held by each such person as of July 1, 2009.

Name and Address	State or Other Place of Organization/ Citizenship	Occupation/Business	Total Beneficial Ownership of Shares as of July 1, 2009
Sean M. O’Connor, 708 Third Avenue, 7th Floor New York, New York 10017	United States	Chief Executive Officer and Director of International Assets Holding Corporation	248,864

Scott J. Branch, 708 Third Avenue, 7th Floor, New York, New York 10017	United States	President and Director of International Assets Holding Corporation	534,964

John Radziwill, 1st Floor 9 Walton Street, London SW3 2JD	United Kingdom	Director of Lionheart Group, Inc., USA Micro Cap Value Co. Ltd, Goldcrown Group Limited, New York Holdings Limited, Acquisitor Plc and Acquisitor Holdings (Bermuda) Ltd	2,909

Affiliates of Sean M. O’Connor
The St. James Trust, Standard Bank Offshore Trust Company Jersey Ltd. , Standard Bank House, 47-49 La Motte Street, St. Helier, Jersey JE4 8XR, Channel Islands	Jersey	Trust	780,434

Affiliates of Scott Branch
Barbara Branch, 708 Third Avenue, 7th Floor, New York, New York 10017	United States		367,647

Affiliates of John Radziwill
Goldcrown Asset Management Limited, 1st Floor, 9 Walton Street, London SW3 2JD	United Kingdom	Asset Management	569,853

Humble Trading Limited,	United Kingdom		272,913

		Total	2,777,584